Table of Contents

Registration Statement No. 333--______

As filed with the Securities and Exchange Commission on May 27, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
SI DIAMOND TECHNOLOGY, INC.
(Exact Name of small business issuer as specified in its charter)

State of Texas
(State or Other Jurisdiction
of Incorporation or Organization)

SI Diamond Technology, Inc.
3006 Longhorn Boulevard, Suite 107
Austin, Texas 78758
(512) 339-5020
(Address, including zip code, and telephone number, including area code, of small business issuer’s principal executive offices)

76-0273345
(I.R.S. Employer
Identification Number)

Douglas P. Baker
Chief Financial Officer
SI Diamond Technology, Inc.
3006 Longhorn Boulevard
Austin, Texas 78758
(512) 339-5020
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies To:

Donald T. Locke
434 Fayetteville Street
Suite 600
Raleigh, North Carolina 27601
(919) 807 - 5623

       Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement has been declared effective.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

       If the registrant elects to deliver its latest annual report to security holder, or a complete and legible facsimile thereof, pursuant to Item 11(a) (i) of this Form, check the following box. ☒

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☒:

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐:

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐:

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, par value $.001 per share	15,765,168
Common stock underlying warrants	155,000
Total	15,920,168	$1.13	$754,287	$61.10 (1)
(1)

Amount represents an increase in the amount offered of 667,511 shares for which the registration fee is calculated. All other shares subject to this registration statement have previously been registered and the registration fees related to those shares paid.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices per share of common stock as reported by the OTC Bulletin Board on May 22, 2003.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

               SI Diamond has previously filed Registration Statement Nos. 333-91772 and 333-99703 to register shares of its common stock, as well as shares of its common stock underlying warrants held by certain selling shareholders. Pursuant to Rule 429 of the Securities Act of 1933 this registration statement also serves as a post-effective amendment to the prior registration statement. This Registration Statement eliminates those selling shareholders who have previously sold such shares pursuant to the previous registration statement and also eliminates those selling shareholders to whom the Company no longer has registration obligations. This Registration Statement also registers an additional 667,511 shares of common stock or shares of common stock underlying warrants which have not previously been registered.

PROSPECTUS

SI DIAMOND TECHNOLOGY, INC.

15,765,168 Shares of Common Stock
(par value $.001 per share)

155,000 Shares of Common Stock
Underlying Warrants

               The shareholders of SI Diamond Technology, Inc. identified on pages 18 and 19 may offer and sell the shares covered by this prospectus from time to time. All shares that are sold pursuant to this prospectus will be sold by the selling shareholders. The Company will not sell any shares pursuant to this prospectus. The shares offered for sale:

  are presently outstanding, or
  underlie certain existing warrants to purchase common stock.

               This offering is not being underwritten. The selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.

               SI Diamond will receive the proceeds from the exercise of the warrants but will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. The warrants covered by this prospectus have fixed exercise prices ranging from $0.88 to $2.15 and would provide proceeds of $233,600 to us, if exercised.

               SI Diamond will pay substantially all of the expenses of the registration of the sale of the shares. SI Diamond has agreed to indemnify certain of the selling shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933. See “Plan of Distribution and Selling Shareholders.”

               See “Risk Factors” beginning on page 4 for a discussion of certain risk factors that you should consider. You should read the entire prospectus before making an investment decision.

               SI Diamond’s common stock is traded and quoted on the OTC Bulletin Board under the symbol “SIDT”. On May 22, 2003, the closing price of the common stock as reported on the OTC Bulletin Board was $1.00 per share.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________

The date of this Prospectus is May 27, 2003.

PROSPECTUS SUMMARY

               The following summary highlights all of the material information from this document. You should read carefully this entire document and the documents to which we have referred you. Unless the context otherwise requires, the term “SI Diamond” refers to SI Diamond Technology, Inc. and its subsidiaries.

SI Diamond Technology, Inc.

               The executive offices of SI Diamond are located at 3006 Longhorn Boulevard, Suite 107, Austin, Texas 78758, and its telephone number is (512) 339-5020.

The Offering

               This prospectus relates to 15,920,168 shares of common stock, par value $.001 per share, of SI Diamond Technology, Inc., a Texas corporation, which may be offered for sale by certain shareholders of the Company from time to time. The shares offered for sale:

  are presently outstanding, or

  underlie certain existing warrants to purchase common stock.

               As of May 22, 2003, the Company had a total of 86,997,362 common shares outstanding. The following securities are covered by this Prospectus:

Security Designation	Shares covered by Prospectus
Common Stock	15,765,168

Common stock underlying warrants	155,000

               These warrants have fixed exercise prices ranging from $0.88 to $2.15 per share. The warrants expire at various dates through 2006.

Plan of Distribution

               This offering is not being underwritten. The selling shareholders directly, through agents designated by them from time to time or through dealers or underwriters also to be designated, may sell the shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the OTC Bulletin Board or on any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange or otherwise. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See “Plan of Distribution and Selling Shareholders.” We will keep this prospectus current until the expiration dates of the warrants, even if the warrants which underlie certain shares of our common stock subject to this prospectus are out of the money.

               We will receive the proceeds from the exercise of the warrants, but will not receive any proceeds from the sale of the shares by the selling shareholders. The total number of warrants outstanding is 155,000. These warrants have fixed exercise ranging from $0.88 to $2.15 per share. The maximum amount of money that we will receive from the proceeds of the exercise of these warrants is $233,600. Many warrants are not currently in the money and those that are in the money are only nominally so. We have agreed to pay all of the expenses of the registration of the shares. The selling shareholders must pay any commissions and discounts of underwriters, dealers or agents.

               We have agreed to indemnify certain of the selling shareholders against certain civil liabilities under the Securities Act. See “Plan of Distribution and Selling Shareholders.”

Accompanying Documents

               This prospectus is accompanied by a copy of SI Diamond Technology, Inc.’s latest form 10-KSB. A copy of SI Diamond Technology, Inc.’s latest form 10-QSB shall be provided without charge to each person to whom a prospectus is delivered.

Selling Shareholders as Underwriters

               The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of any of the shares may be deemed to be “Underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See “Plan of Distribution and Selling Shareholders.” No selling shareholders are broker-dealers or affiliates of broker-dealers.

Recent Developments

               In April 2003, we were notified by the U.S. Patent office that it had issued a notice of allowance for the reissuance of U.S. Patent No. 5,773,921, which we had licensed from Argus Holdings GmbH (“the Keesman patent”). The reissuing process considerably enhanced the existing nine claims of the U.S. patent, as well as added additional claims. The reissuance of this patent solidifies our already strong position in the carbon nanotube field and expands the number of companies likely to license our technology in the future. Allowance of this reissuance also triggers a minimum royalty payment of $400,000 due on this patent in May 2003. This payment was made in cash on May 9, 2003.

               In January 2003, we signed an agreement to study the formation of a strategic partnership with MITSUI & CO. LTD., one of the largest trading houses in Japan and we are currently in the process of completing that study. In April 2003, we signed a technical cooperation agreement with Mitsubishi Heavy Industries Ltd. (MHI), one of the largest industrial corporations in the world, headquartered in Tokyo Japan. We expect either one or both of these agreements to ultimately result in reimbursed research projects and license agreements for the Company.

Risk Factors

               See “Risk Factors” beginning on page 4 of this prospectus for a discussion of certain factors related to the Company and the common stock offered in this prospectus.

RISK FACTORS

               The common stock being offered hereby involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in our shares of common stock.

Our development partners have certain rights to jointly developed property and to license our technology

               We have committed to license our technology to our development partners upon completion of certain development projects that are in process. The terms of any such license have not yet been determined. One of our development partners, a large Japanese display company, has paid us $2.0 million for research services and has the right to offset this payment against any future license fee payments due as a result of an existing license agreement that we have with this company. Our development partners in the HYFED™ project also have rights to any jointly developed property, however any such jointly developed property would be based, at least in part, on our underlying technology and would require our partners to enter into an agreement with us. See also “Our product development is in its early stages and the outcome is uncertain” for further discussion .

Our success is dependent on our principal products and technology

               Our carbon nanotube field emission technology is an emerging technology. Our financial condition and prospects are dependent upon our licensing the technology to others and upon market acceptance of our electronic display products. Additional R&D needs to be conducted on the carbon nanotube field emission technology before others can produce products using this technology. Market acceptance of our products and products using our technology will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, and breadth of application and cost-effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

Rapid technological changes could render our products obsolete and we may not remain competitive

               The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Many of our competitors have greater financial, managerial, distribution, and technical resources than we do. We will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that we will successfully differentiate our products from our competitors’ products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

Our product development is in its early stages and the outcome is uncertain

               Our carbon nanotube field emission technology, and certain products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. We are exploring the use of our technology in several different types of products, in addition to the cathodes that we have developed that currently use this technology. We have additional potential carbon nanotube field emission products. We are developing these products jointly with others based on our technology. Upon successful completion of the development process, our development partners will be required to license our technology to produce and sell the products. Our development partners retain all rights to any intellectual property that they develop in the process. Consequently, it may not be possible for others to produce these products without obtaining licenses from both our development partners and us.

               One product being developed is a Picture Element Tube (“PET”) intended for use initially in large indoor displays. If the PET is successful, we expect to enhance it to allow it to be used in outdoor displays. We are jointly developing this product with a large Japanese display company. We are overseeing the project and incurring the majority of the costs. Our development partner has provided us $1.1 million to cover our portion of the cost. Our development partner is also incurring internal costs related to the research; however the $1.1 million that we are incurring represents the majority of the costs incurred on the project. Our development partner has licensed our technology and is obligated to pay future royalties of 2% of future sales of its products that use our technology. Our partner can offset the $1.1 million in funding that it has provided for the PET plus $0.9 million of funding that it has provided for another project, or a total of $2.0 million against future royalties due under this license agreement.

               We are also developing our technology to be applied in the production of large screen TVs (greater than 42”) and have developed a 14” prototype to demonstrate the capabilities of our technology in this area. We are also working on a product called the HyFED™, which combines what we believe to be the best properties of a cathode ray tube (“CRT”) and our carbon nanotube field emission technology. We believe this would be the logical next step in the improvement of the prototypes that we have developed using our technology and will ultimately reduce the production cost of products based on our technology. It is our intention to license our HyFED™ technology to be used in the production of flat-screen TV applications that are cost competitive with CRTs. We are jointly developing this product with the aid of a consortium that includes Electrovac GESMBH, Imaging System Technology, Inc., Supertex, Inc., Schott Fiber Optics, Lead Sangyo Co., Ltd., Shanghai Novel Color Picture Tube Co., Ltd., and Shanghai Vacuum Electron Devices Co., Ltd. (see exhibits 10.14 through 10.20 to this annual report on from 10-KSB/A). We are overseeing this consortium and expect to incur approximately 50% of the total costs of the consortium over the life of the project. Each member of the consortium is responsible for its own costs. Upon completion of the project, each consortium member has the first right to enter into agreements with us to license our technology. We expect any products that are developed to be manufactured by other members of the consortium. No terms have been negotiated for any potential license agreements.

               We currently supply cathodes using our carbon nanotube field emission technology to Oxford Instruments for use in their portable Horizon 600 hand-held XRF Spectrometer, an X-ray device used for alloy sorting, materials identification, and inorganic analysis. These cathodes use our proprietary carbon nanotube technology.

               If any of the products that are being developed using our carbon nanotube field emission technology are developed, it may not be possible for potential licensees to produce these products in significant quantities at a price that is competitive with other similar products. At the present time, the only revenue that we receive related to our carbon nanotube field emission technology is related to reimbursed research expenditures and the cathode sales to Oxford Instruments. These revenues are identified in our quarterly filings on Form 10-QSB and our annual filings on Form 10-KSB as revenues of our Applied Nanotech, Inc. subsidiary in the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.

We have no royalty agreements that are currently producing revenue

               Our future strategy is dependent on licensing our technology to other companies and obtaining royalties based on products that these licensees develop and sell. We have no plans to manufacture and sell any carbon nanotube field emission products ourselves, and as such, we have no carbon nanotube field emission product revenues. We signed a license agreement in 1999, for a one-time, up front, payment of approximately $5.6 million. This was a non-exclusive license to Canon, Inc. that covered substantially all of our patents, including a portion of those related to the carbon nanotube field emission technology. This license will produce no future revenue unless Canon decides to license the remaining patents. In 2002, we signed another license agreement with a large Japanese display manufacturer. This license agreement included no upfront payment, but calls for royalties of 2% of the company’s sales of products using our technology. The licensee also will receive credit against royalties due under the agreement for $2 million of research funding that the licensee has provided to us from 2001 to 2003. Accordingly, no royalties will be due under the agreement until sales of the licensee’s products exceed $100 million.

               Upon completion of the development process, we expect to license our technology to be used in the HYFED™ and PET products, as well as other carbon nanotube applications. See additional discussion related to the HYFED™ and PET products in the risk factor “Our product development is in its early stages and the outcome is uncertain”. It is our intention that all future license agreements will include a provision that requires the payment of ongoing royalties, although there can be no assurance that will occur. We would expect to license our technology for these products, if they are successfully developed to some or all of our development partners that were previously identified or to other third parties interested in manufacturing the products.

We may not be able to provide system integration

               In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully integrated prototype. There is no assurance that we will be able to successfully complete the development work on some of our proposed products or ultimately develop any market for those products.

We are exposed to litigation liability

               We have lawsuits that arise in the normal course of business, including lawsuits by various trade creditors related to payment of amounts due. We have been subject to litigation in the past and have settled litigation in the past that has resulted in material payments. We expect all current lawsuits to be resolved with no material impact on our financial statements, and we are unaware of any other potential significant litigation. If we were to become subject to a judgment that exceeds our ability to pay, that judgment would have a material impact on our financial condition and could affect our ability to continue in existence.

We have technologies subject to licenses

               As a licensee of certain research technologies through license and assignment agreements with Microelectronics and Computer Technology Corporation (“MCC”), we have acquired rights to develop and commercialize certain research technologies. In certain cases, we are required to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. The agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. We expect any royalty payments to be made to MCC to be insignificant based on the substantial amounts of revenues that would have to be generated to offset the costs of maintaining the patents over the years.

               We have also licensed certain patents related to carbon nanotube technology from Till Keesman. We licensed 6 patents in exchange for a payment of $250,000 payable in shares of our common stock. Under the terms of the agreement, we are obligated to pay license fees equal to 50% of any royalties received by the Company related to these patents. We are allowed to offset certain expenses, up to a maximum of $50,000 per year, against payments due under this agreement. The agreement also contains provisions related to minimum license fee payments. The agreement originally called for minimum additional license fees of $500,000 by June 2002, however, since the patents were still pending and not officially issued at that point, the agreements were amended. Additional license fees of $100,000 were paid and $400,000 was deferred until the patents are allowed. We made this payment in May 2003. If we do not pay additional cumulative license fees of $1,000,000 (including any fees applied toward the previously described minimum due in June 2002) by May 2004, the license will terminate at that point. We are not obligated to make any additional payments, but the license may terminate if these payments are not made. The effect of termination of this license could have a significant impact on us. At the present time, we have no product or revenue that is dependent on these patents. We are developing products that may depend, in part, on these patents, including both the HYFED™ and PET. If these products are successfully developed and they use the licensed technology, termination of this license agreement would have a significant negative impact. We expect to make the minimum payments due under the agreement if we have products or other licenses that are dependent on these patents. This payment could have a significant impact on our liquidity if it is paid in cash, or cause us to raise additional funds through the issuance of equity or debt.

               Certain of the products that we are developing may, in part, be based on some of the patents that we have licensed. Both of the main products that we are developing based on our carbon nanotube field emission technology may rely on certain of the patents. Successful completion of the development work and introduction of the HyFED™ and PET products may require us to pay royalties or license fees to either MCC or Till Keesman.

We have limited manufacturing capacity and experience

               We have no established commercial manufacturing facilities in the area of the carbon nanotube field emission technology in which we are conducting our principal research . At the present time, we have no intention of establishing a manufacturing facility related to our carbon nanotube field emission technology. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. To the extent that any of our other products require manufacturing facilities, we intend to contract with a qualified manufacturer.

We have a history of net losses

               We have a history of net losses. Our only profitable year was 1999, based on the strength of a license agreement of approximately $5.6 million signed in March 1999. We have incurred net income and losses as shown below:

Year Ended December 31	Net Income (Loss)
1992	($1,630,978)
1993	($7,527,677)
1994	($7,255,420)
1995	($14,389,856)
1996	($13,709,006)
1997	($6,320,901)
1998	($3,557,548)
1999	$1,118,134
2000	($7,671,014)
2001	($5,081,559)
2002	($4,908,856)

               Although we expect to be profitable in the future, we may not be. Our profitability in 2003 is dependent on the signing of additional license agreements or obtaining additional research funding. We may, however, continue to incur additional operating losses for an extended period of time as we continue to develop products. We do, however, expect the magnitude of those losses, if they continue, to decrease. Sprouse & Anderson, L.L.P., independent auditors of the Company, have expressed uncertainty as to our ability to continue as a going concern based, in part, on our accumulated losses from operations in prior years. See “Independent Auditor’s Report.” We have funded our operations to date primarily through the proceeds from the sale of our equity securities and debt offerings. We are primarily a contract research and development organization and are dependent on license agreements and research funding to achieve profitability. In order to continue development of our technology, we anticipate that substantial research and development expenditures will continue to be incurred.

Our products may not be accepted by the market

               Since our inception, we have focused our product development and R&D efforts on technologies that we believe will be a significant advancement over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products and products using our technology will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products

We are dependent on the availability of materials and suppliers

               The materials used in producing our current and future products are purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be developed by us will be readily available. However, there is no assurance that the current availability of these materials will continue in the future, or if available, will be procurable at favorable prices.

We have future capital needs and the source of that funding is uncertain

                We expect to continue to incur substantial expenses for R&D, product testing, and administrative overhead. The majority of R&D expenditures are for the development of our carbon nanotube field emission technology. Some of our other proposed products may not be available for commercial sale or routine use for a period of up to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current capital. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.

               We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue, however our current cash levels are not sufficient to fund operations until we reach that point. We have the existing resources to continue operations for approximately six months. We have been operating in this manner for an extended period of time, and we believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed, although there can be no assurance that this is the case. Our plan is primarily dependent on raising funds through the licensing of our technology, revenue generated from performing contract research services, and through debt and equity offerings.

               Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues, licensing our technology, and raising additional funds through additional debt and equity offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, and testing of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect us.

The loss of key personnel could adversely affect our business

               Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by us reside in our key scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.

We may be unable to enforce or defend our ownership and use of proprietary technology

               Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded patents, have filed applications for patents, or have licensed technology under patents that we do not own, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

               We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

The market for our common stock is volatile

               The market price of the shares of SI Diamond common stock, like that of the common stock of many emerging technology companies, has fluctuated significantly in recent years and will likely continue to fluctuate in the future. The prices of securities of emerging technology companies currently rise rapidly in response to certain events, such as announcements concerning product developments, licenses and patents, although the outcome of such events may not be fully determined. It is expected that these reactions will continue in the future. Similarly, prices of such securities may fall rapidly if unfavorable results are encountered in product development or market acceptance. In the event that SI Diamond achieves earnings from the sale of products, securities analysts may begin predicting quarterly earnings. The failure of our earnings to meet analysts’ expectations could result in a significant rapid decline in the market price of our common stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many technology companies and which have often been unrelated to the operating performance of those companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common stock.

Our revenues have been dependent on government contracts in the past

               In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:

Year Ended December 31	Revenues from Government Contracts	Percentage of Total Revenue

1992	$930,000	99%
1993	$1,147,000	89%
1994	$820,000	41%
1995	$1,009,000	33%
1996	$2,869,000	50%
1997	$854,000	24%
1998	$0	0%
1999	$0	0%
2000	$352,341	13%
2001	$466,680	15%
2002	$254,152	18%

                We currently approval for a grant of approximately $740,000. We do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives.

               Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

  Unilateral termination for the convenience of the government
  Reduction or modification in the event of changes in the government’s requirements or budgetary constraints
  Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or  unallowable costs under cost reimbursement contracts
  Potential disclosure of our confidential information to third parties
  The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor
  The failure of the government to exercise options provided for in the contracts
  The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology.

We have never paid dividends

                SI Diamond has never paid cash dividends on its equity securities and does not intend to pay cash dividends in the foreseeable future. To the extent the Company has earnings in the future, the Company intends to reinvest such earnings in the business operations of the Company.

Shares of our common stock are eligible for future sale

               As of May 22, 2003, there were 86,997,362 shares of SI Diamond common stock outstanding, of which 68,897,198 shares of such common stock were freely tradable without restriction or further registration under the Securities Act by persons other than “affiliates” of SI Diamond. As of that date, the remaining shares of SI Diamond common stock were deemed “restricted securities,” as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

               The Registration Statement, of which this Prospectus is a part, pertains to 15,765,168 shares of common stock which are currently “restricted securities”; and 155,000 shares of common stock which underlie existing warrants. SI Diamond is obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.

               In addition to the shares of common stock which are outstanding as of May 22, 2003, a total of 11,096,712 shares of common stock have been reserved for issuance pursuant to our stock option plans. Approximately 155,000 shares of common stock have also been reserved for issuance upon the exercise of warrants that have been issued by SI Diamond.

               No prediction can be made as to the effect, if any, that future sales, or the availability of shares of SI Diamond common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of SI Diamond common stock by SI Diamond or by shareholders who hold “restricted securities,” or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

The price of our common stock could be adversely affected by the sale of stock by selling shareholders

               Sales of or offers to sell substantial blocks of common stock currently held by certain shareholders, or the perception by investors, investment professionals or securities analysts of the possibility that such sales may occur could adversely affect the price of and market for the common stock.

               Upon registration in accordance with its obligations, the selling shareholders will be permitted to sell up to 15,920,168 shares of common stock, of which 155,000 are shares of common stock subject to issuance upon the exercise of certain warrants. The shares (assuming the exercise of all warrants subject to the Registration Statement) represent approximately 17.64% of the shares of common stock outstanding on the date hereof. A total of 17,771,209 of these shares were previously registered and this registration statement only updates the previous registration statement. We will not receive any proceeds from sales of shares held by such selling shareholders. SI Diamond will receive the proceeds from the exercise of any warrants to purchase shares of common stock. The exercise prices of the warrants range from $0.88 to $2.15 per share of SI Diamond’s common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

Our Restated Articles of Incorporation and Bylaws may inhibit a takeover

               SI Diamond’s Restated Articles and Bylaws contain a number of provisions which could make its acquisition by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult, including the following:

  the Board is authorized to issue series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt;
  the Board of Directors is divided into three classes of directors, with the result that approximately one-third of the Board of Directors are elected each year; and

  except in limited circumstances, no shares of our preferred stock may be issued or sold to any officer or director of SI Diamond or any shareholder owning more than five percent (5%) of SI Diamond’s common stock without the affirmative vote of a majority of its disinterested shareholders.

                See “Description of Capital Stock - Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law.”

Our Restated Articles and Bylaws limit our directors’ liability and provide for indemnification of directors and officers

               SI Diamond’s Restated Articles provide that a director will only be liable to SI Diamond for the following:

  breaches of his duty of loyalty to SI Diamond and its shareholders,

  acts or omissions not in good faith or which constitute a breach of duty of a director of SI Diamond or involves intentional misconduct or a knowing violation of law,

   transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office,

  acts or omissions for which liability is specifically provided by statute, and acts relating to unlawful stock purchases or payments of dividends.

Thus, SI Diamond may be prevented from recovering damages for certain alleged errors or omissions by its directors.

               The Bylaws also provide that, under certain circumstances, SI Diamond will indemnify its officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. While Texas law permits a shareholder to bring a derivative action on behalf of a corporation, the law relating to the remedies available to corporate shareholders is constantly changing. Shareholders who have questions concerning the fiduciary obligations of the officers and directors of SI Diamond should consult with independent legal counsel. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SI Diamond pursuant to the foregoing provisions, or otherwise, SI Diamond has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There are risks associated with forward-looking statements

               This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate”, “believe”, “expect”, “estimate”, “project”, “intend”, “plan”, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

               Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion, for example, product development, competition, and the availability of funding, will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

               We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-QSB, 8-K, and 10-KSB reports to the SEC. Also note that we have provided the above cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed above could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

               The selling shareholders will receive all of the net proceeds from the sale of the shares of SI Diamond common stock sold. Pursuant to this prospectus, SI Diamond will not receive any of the proceeds from the sale of the shares by the selling shareholders. SI Diamond will receive the proceeds from the exercise of the warrants, which proceeds will be used for working capital. The exercise prices of the warrants ranges from $0.88 to $2.15 per share of SI Diamond’s common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

General

               SI Diamond is registering the shares on behalf of the Selling Shareholders. As used herein, “Selling Shareholders” includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this Prospectus. The Selling Shareholders hold shares of SI Diamond’s common stock which are (1) currently “restricted securities”, or (2) issuable upon exercise of certain outstanding warrants to purchase shares of SI Diamond’s common stock. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by SI Diamond. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders.

               Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board or any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers or underwriters. The Selling Shareholders have advised SI Diamond that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholders.

               The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

               The Selling Shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. One Selling Shareholder, First London Securities, is a broker-dealer and is deemed to be an “Underwriter” within the meaning of the Securities Act. First London purchased its shares of the common stock subject to this prospectus in the ordinary course of business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute these shares of common stock. SI Diamond has agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

               Those Selling Shareholders that may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Resales and reoffers of the shares by the Selling Shareholders must also be accompanied by the delivery of a copy of the prospectus. Copies of the prospectus shall be delivered to each Selling Shareholder after the Registration Statement, of which this prospectus is a part, is declared effective, along with a copy of SI Diamond’s Form 10-KSB for the fiscal year ended December 31, 2002. Each person to whom a prospectus is delivered shall also be provided, without charge, a copy of SI Diamond’s latest Form 10-QSB.To the extent required by applicable law, the specific shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in the accompanying prospectus. Each Selling Shareholder shall also be informed of the anti-manipulative rules under Regulation M promulgated pursuant to the Exchange Act.

               Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. They may also pledge shares as collateral for margin accounts, which shares can be resold pursuant to the terms of such accounts.

               There can be no assurance that the Selling Shareholders will sell any or all of the shares offered by them in this prospectus. SI Diamond has filed the Registration Statement, of which this prospectus forms a part, to comply with the exercise by certain Selling Shareholders of demand registration rights granted to such Selling Shareholders, and to comply with certain “piggyback” registration rights granted to other Selling Shareholders.

                Upon SI Diamond being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon SI Diamond being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

Note Selling Shareholders

               The Company currently has notes payable totaling $1,000,000 that were issued between March 2001 and July 2002 that are convertible, including accrued interest, into shares of SI Diamond Common Stock at rates ranging from $0.25 per share.

2001 Private Placements

               In 2001, in a series of private placements, SI Diamond issued a total of 5,713,821 shares of its common stock and received net proceeds of $3,441,604. All of these shares were issued pursuant to Rule 506 of Regulation D.

2002 Private Placements

               In 2002, in a series of private placements, SI Diamond issued a total of 5,742,554 shares of its common stock and received net proceeds of $1,983,902. The Company also issued 75,000 shares valued at $21,000 in connection with the termination of a marketing agreement with Western National Marketing, LLC. The Company also issued an additional 594,750 common shares in connection with the payment of a license fee to Till Keesmann. All of these shares were issued pursuant to Rule 506 of Regulation D.

2003 Private Placements

               From January 1, 2003 through May 22, 2003, in a series of private placements, SI Diamond issued a total of 6,271,803 shares of its common stock and received net proceeds of $2,604,250. All of these shares were issued pursuant to Rule 506 of Regulation D.

Other Selling Shareholders

               SI Diamond has agreed to give the shareholders listed herein as the Other Selling Shareholders “piggyback” registration rights regarding shares underlying certain warrants and shares held by these holders. Pursuant to these “piggyback” rights, SI Diamond agreed to use its best efforts to have the common stock and the common stock issuable upon the exercise of these warrants included in the Registration Statement, of which this prospectus is a part.

Selling Shareholders

               This prospectus covers offers of the shares of common stock owned by the Selling Shareholders. The following table lists the names of the selling shareholders as well as (1) the number of shares of common stock, and (2) the number of shares of common stock underlying existing warrants held as of May 22, 2003. Because SI Diamond does not know how many shares may be sold by the selling shareholders pursuant to this prospectus, no estimate can be given as to the number of the shares that will be held by the selling shareholders upon termination of this offering. None of the selling shareholders have, or have had within the last three years, any material relation ship with us, or any predecessor or affiliate.

SELLING SHAREHOLDERS TABLE

Shareholder	Number of shares of common stock held and offered pursuant to this Prospecus	Number of shares of common stock underlying warrants offered pursuant to this Prospectus	Percentage of interests prior to any sales made pursuant to this Prospectus(1)

2001 PRIVATE PLACEMENTS
Atlas Capital	180,711		1.89% (2)
Calton Neel	285,714		*
Calvin Nickal	509,289		*
George Fetterman	346,000		*
Miles King	21,277		*
Patrick Dolan	212,766		*
Donald Miller	21,277		*
Charles Bankhead	75,939		*
Elizabeth Bankhead Trust	32,632		*
James V. Carroll	43,860		*
William Joslin	105,264		*
Jack Liston	8,860		*
Joel Shepherd	60,264		*
T. McCullough Strother	87,720		*
Kevin Urretia	21,053		*
Daniel Gilbert	438,597		*
Robin Eisenberg	87,719		*
Stuart & Susan Tiplitsky	18,000		*
Mark S. & Frances A. Wagner	55,556		*

2002 PRIVATE PLACEMENTS

James Wikert	1,338,411		1.54% (2)
Delta Traders	1,000,000		1.15% (2)
Carlton Neel	250,000		*
Atlas Capital	300,000		1.89% (2)
D. Craig Valassis	200,000		1.53% (2)
Robert Leonard	55,556		*
Sarah Thomas	216,666		*
Patrick Dolan	608,333		*
George Fetterman	162,000		*
Donald Miller	20,833		*
Calvin Nickal	375,000		*
Ralph E. and Sandra L. Parry	200,000		*
Robert A Sprotte Money Purchase
Pension Plan	400,000
Daniel and Louise Cafolla	92,500		*
Dan Cafolla and Associates
Profit Sharing Plan	82,500		*
Cataloguecollections, Inc.	18,334		*
Hurst Marketing Group, Inc.	18,334		*
Denton Holdings Nevada, Inc.	18,332		*

Shareholder	Number of shares of common stock held and offered pursuant to this Prospecus	Number of shares of common stock underlying warrants offered pursuant to this Prospectus	Percentage of interests prior to any sales made pursuant to this Prospectus(1)

2003 PRIVATE PLACEMENTS

First London Securities	376,000		*
Argyll Equities, LLC	254,545		*
August J. Pelizzi, Jr.	333,333		*

NOTE SELLING SHAREHOLDERS

Pinnacle Fund, L.P.	3,348,247		3.85% (2)
Atlas Capital	1,159,904		1.89% (2)
D. Craig Valassis	1,130,690		1.53% (2)
Nicholas Martin, Jr.	1,193,152		1.37% (2)

OTHER SELLING SHAREHOLDERS

Katherine D. Banks		80,000	*
James N. Perkins		20,000	*
H. Scott Phillips		20,000	*
John E. Palmer		7,500	*
H. Marcia Smolens		7,500	*
SFT Consulting		20,000	*

TOTAL	15,765,168	155,000	17.64%

____________________
*	Less than 1%
(1)	This percentage was calculated including shares issuable upon the exercise of warrants into shares of the Company’s Common Stock or upon the conversion of notes payable into share of the Company’s Common Stock.
(2)	These percentages include all shares for this shareholder covered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

               The authorized capital stock of SI Diamond consists of 120,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $1 per share. The preferred stock may be issued in series, however no shares of preferred stock and are currently either issued or outstanding.

               After giving effect to the exercise of all 155,000 warrants and convertible note shares which are subject to the prospectus, there would be 90,252,362 shares of common stock issued and outstanding. A total of 11,096,712 shares of common stock are reserved for issuance under SI Diamond’s stock option plans.

Common stock

               The holders of common stock are entitled to one vote per share, voting with the holders of any other class of stock entitled to vote, without regard to class, on all matters to be voted on by the share-holders, including the election of directors. All issued and outstanding shares of common stock are fully paid and nonassessable. The common stock is currently listed on the OTC Bulletin Board.

               Subject to any prior and superior rights of the preferred stock, the holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors from funds legally available. Currently, no series of preferred stock has rights that are prior and superior to the common stock with respect to dividends.

               In the event of any liquidation, dissolution or winding up of the affairs of SI Diamond, the holders of the common stock are entitled to receive, pro rata, any assets of the company remaining after payment has been made in full to the holders of any series of preferred stock with a liquidation preference.

Preferred stock

               The preferred stock may be issued from time to time in one or more series as may be established and designated from time to time by the Board of Directors by resolution. The voting powers, prefer-ences and relative, participating, optional and other special rights and the qualifications, limitations or restrictions of any series of preferred stock shall be as stated in the resolution or resolutions of the Board of Directors that provides for the designation of such series. With the exception of shares issued pursuant to any duly adopted stock option plan of SI Diamond, no shares of preferred stock may be issued to any officer or director of SI Diamond or any shareholder who directly or indirectly owns greater than five percent (5%) of the issued and outstanding voting stock of SI Diamond or any affiliate of such persons, without the affirmative vote of a majority in interest of the disinterested shareholders. Under the Texas Business Corporation Act, each series of preferred stock is entitled to vote as a class with respect to a proposed amendment to SI Diamond’s Restated Articles of Incorporation in certain circumstances. As of May 22, 2003, there is no preferred stock of SI Diamond outstanding.

Shares Eligible for Future Sale

               As of May 22, 2003, there were 86,997,362 shares of common stock outstanding, of which 68,897,198 shares of common stock were freely tradable without restriction or further registration under the Securities Act by persons other than “affiliates” of the Company. As of that date, the remaining shares of common stock were deemed “restricted securities,” as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

The Registration Statement, of which this prospectus is a part, pertains to

  15,765,168 shares of common stock which are currently “restricted securities”; and

  155,000 shares of common stock which underlie existing warrants.

We are obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.

               In addition to the shares of common stock which are outstanding as of May 15, 2003, 11,096,712 shares of common stock have been reserved for issuance pursuant to SI Diamond’s stock option plans. A total of 155,000 shares of common stock have also been reserved for issuance upon exercise of warrants that have been issued by SI Diamond (all of which are subject to this prospectus).

               No prediction can be made as to the effect, if any, that future sales, or the availability of shares of common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock by SI Diamond or by shareholders who hold “restricted securities,” or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

Transfer Agent and Registrar

               The transfer agent and registrar for the common stock is Computershare Investor Services, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law

               SI Diamond’s Restated Articles currently contain provisions which could be considered to have anti-takeover effects. First, the authorized and unissued shares of SI Diamond’s preferred stock and common stock could be used by incumbent management to make more difficult and thereby discourage an attempt to acquire control of SI Diamond, even though some shareholders may deem such an acquisition desirable. For example, the shares of unissued preferred stock and unissued common stock could be privately placed with purchasers who might support the Board of Directors in opposing a hostile takeover bid. The issuance of the unissued preferred stock with voting rights and/or the unissued common stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove directors, replace incumbent directors, accomplish certain business combinations, or alter, amend, or replace provisions in SI Diamond’s Restated Articles. To the extent that it impedes any such attempt, the unissued preferred stock and unissued common stock may serve to perpetuate current management. From time to time, SI Diamond evaluates potential transactions and acquisitions, which if consummated, may require the issuance of the unissued preferred stock or unissued common stock.

               SI Diamond’s Restated Articles require a classified Board of Directors pursuant to which only one-third (1/3) of the Board of Directors is elected each year for a term of three years. Therefore, even when a shareholder, or a group of shareholders, has sufficient voting power to elect all of the directors to be elected every year, SI Diamond’s classified Board could have the effect of requiring two successive annual meetings to replace a majority of the Board of Directors and three annual meetings to replace the entire    Board of Directors. There is no cumulative voting with respect to the election of directors.

               SI Diamond’s Restated Articles also contain a provision which states that, with the sole exception of shares issued pursuant to the duly adopted stock option plans, no shares of SI Diamond’s preferred stock shall be issued or sold to any officer or director of SI Diamond, or any shareholder who directly or indirectly owns more than five percent (5%) of the issued and outstanding voting stock of SI Diamond, or any affiliate of such a person, without the affirmative vote of a majority in interest of the disinterested shareholders of SI Diamond.

               SI Diamond shall not be obligated to deliver notices or offer voting stock for sale pursuant to these provisions in respect of the following issuances of voting stock: (a) pursuant to employee, director or consultant stock option, purchase, bonus, exchange or other such plans or upon the exercise of options or other rights granted there under, and (b) in connection with transactions in which shares of voting stock are issued to security holders of a company being acquired by SI Diamond or to a company some or all of whose assets are being acquired by SI Diamond.

               The Restated Articles limit the liability of directors of SI Diamond in their capacity as directors. Specifically, the directors of SI Diamond will not be liable to SI Diamond or its shareholders for monetary damages for an act or omission in a director’s capacity as a director, except for liability for the following:

  for any breach of the director’s duty of loyalty to SI Diamond or its shareholders,

   for any act or omission not in good faith which constitutes a breach of duty of the director to SI Diamond or acts or omissions which involve intentional misconduct or a knowing violation of the law, for transactions from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office,

  for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or for acts related to an unlawful stock repurchase or payment of a dividend.

               The overall effect of the provisions in SI Diamond’s current Restated Articles described above would be to make more difficult or discourage a merger, tender, offer or proxy contest, even if such transaction or occurrence generally is favorable to the interests of the shareholders, or they may delay or frustrate the assumption of control by a holder of a large block of SI Diamond’s securities and the removal of incumbent management, even if such removal may be beneficial to the shareholders.

EXPERTS

               The consolidated balance sheets as of December 31, 2002 and 2001 and the consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond’s ability to continue as a going concern, of Sprouse & Anderson L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

LEGAL OPINIONS

               Legal matters in connection with the common stock offered hereby have been passed upon for the Company by Donald T. Locke, Esq. Mr. Locke will opine that (1) the shares of common stock held by the selling shareholders and (2) the shares of common stock underlying the warrants, when such shares are duly delivered against payment as provided in the warrants, shall all be validly issued, fully paid, and nonassessable.

WHERE YOU CAN FIND MORE INFORMATION

               This prospectus is part of a Registration Statement on Form S-2 that we filed with the Commission. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement contains more information than this prospectus regarding SI Diamond and its common stock, including exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address below or from its Internet site.

               We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the documents we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.A., Judiciary Plaza, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC at the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains information regarding registrants at http:\\www.sec.gov. Copies of our public filings are also available on our website at http:\\www.sidiamond.com

               SI Diamond’s common stock is included in the OTC Bulletin Board under the symbol “SIDT”. Reports, proxy statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, 3rd Floor, Washington, D.C. 20006 or obtained by calling the NASDAQ Public Reference Room Disclosure Group at 1-800-638-8241.

DOCUMENTS INCORPORATED BY REFERENCE

               The Commission allows us to “incorporate” into this prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed that contain that information. The following documents, which have been filed by SI Diamond with the Commission pursuant to the Exchange Act (File No. 1-11602), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

  SI Diamond’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002;

  SI Diamond’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2003.

  SI Diamond’s Current Report on Form 8-K dated as of April 9, 2003.

  The description of SI Diamond’s common stock which is contained in its Registration Statement on Form 8-A filed on November 19, 1992, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

               You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:

SI Diamond Technology, Inc.
3006 Longhorn Boulevard, Suite 107
Austin, Texas 78758
Attention: Corporate Secretary
(Telephone: (512) 339-5020)

		SI DIAMOND TECHNOLOGY, INC.

You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of SI Diamond common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or of any sale of the shares.

		15,765,168 shares of Common Stock (par value $.001 per share) 155,000 shares of Common Stock Underlying Warrants

___________________		PROSPECTUS May 27, 2003

Table of Contents
	Page
Summary	2
Risk factors	4
Use of proceeds	15
Plan of distribution and selling shareholders	15
Selling Shareholders table	18
Description of capital stock	20
Experts	23
Legal Opinions	23
Where you can find more information	23
Documents incorporated by reference	24

PART II

       INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

               The estimated fees and expenses payable in connection with this offering, all of which are payable by SI Diamond, are as follows:

Securities and Exchange Commission registration fee	$100.00
Printing and engraving expenses	$500.00
Legal fees and expenses	$2,500.00
Accounting fees and expenses	$2,500.00
Miscellaneous	$1,400.00

Total	$7,000.00

Item 15.     Indemnification of Directors and Officers

               Article 2.02A(16) and Article 2.01-1 of the Texas Business Corporation Act and Article VIII of SI Diamond’s Bylaws provide it with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, SI Diamond has purchased insurance against certain costs of indemnification that may be incurred by it and its officers and directors. See “Item 17. Undertakings” for a description of the Securities and Exchange Commission’s position regarding such indemnification provisions.

               Additionally, Article Seven(C) of the Restated Articles, provides that a director of SI Diamond is not liable to the company or its shareholders for monetary damages for any act or omission in the director’s capacity as director, except that Article Seven(C) does not eliminate or limit the liability of a director for:

  breaches of his duty of loyalty to SI Diamond and its shareholders;

  acts or omissions not in good faith or which constitute a breach of duty of a director or involve intentional misconduct or a knowing violation of law;

  transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office;

  acts or omissions for which liability is specifically provided by statute; and

  acts relating to unlawful stock purchases or payments of dividends.

               Article Seven(C) also provides that any subsequent amendments to Texas statutes that further limit the liability of directors will inure to the benefit of the directors, without any further action by shareholders. Any repeal or modification of Article Seven(C) shall not adversely affect any right of protection of a director existing at the time of the repeal or modification.

               The foregoing discussion is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statutes.

Item 16.     Exhibits

               See Index to Exhibits on page II - 5 for a descriptive response to this item.

Item 17.     Undertakings

               (a)          The undersigned registrant hereby undertakes:

               (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i)     To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 22, 2003.

SI DIAMOND TECHNOLOGY, INC. By /s/ Marc W. Eller Marc W. Eller Chairman and Chief Executive Officer

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Marc W. Eller Marc W. Eller	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 22, 2003
/s/ Dr. Zvi Yaniv Dr. Zvi Yaniv	President and Chief Operating Officer and Director	May 22, 2003
/s/ Douglas P. Baker Douglas P. Baker	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	May 22, 2003

Ronald J. Berman*
David R. Sincox*
Charles C. Bailey*
Eddie Lee*
 Robert Ronstadt*

* By      /s/ Douglas P. Baker

Pursuant to Power of Attorney

INDEX TO EXHIBITS

               The exhibits indicated by an asterisk (*) are incorporated by reference from previous filings with the Commission.

Exhibit Number	Description of Exhibit
4.1*	Form of Certificate for shares of the Company’s common stock (Exhibit 4.1 to the Company’s Registration Statement on Form SB-2 (No. 33-51466-FW) dated January 7, 1993).
4.2*

Form of Regulation D Subscription agreement by and between the Company and the participants of private placement (Exhibit 4.8 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2000.)

4.3*

Form of Registration Rights Agreement by and between the Company and the participants of private placements (Exhibit 4.9 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2000.)

5.1	Opinion of Donald T. Locke, Esq. as to certain legal aspects of the offering.
23.1	Consent of Donald T. Locke, Esq. (included in Exhibit 5.1).
23.2	Consent of Sprouse & Anderson L.L.P.
24	Powers of Attorney

II-5